                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number
                                                                       ---------
(Check One):

[X] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant  Steel City Products, Inc.
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    Former name if applicable
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    Address of principal executive office (Street and number)
                                                              ----------------
                               2751 Centerville Road Suite 3131
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    City, state and zip code   Wilmington, Delaware 19808
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In April 2000, after SCPI's fiscal year end, the Board of Directors of the parent company of SCPI, Oakhurst Company, Inc. ("Oakhurst") elected to sell or otherwise dispose of Oakhurst's subsidiary, Dowling's Fleet Service Co., Inc. ("Dowling's). A letter of intent was signed to reflect the proposed sale by merger of Dowling's. The transaction is expected to be completed in early June 2000.

In conjunction with the imminent sale of Dowling's, management is reviewing the collectibility of certain loans between the Company and its Steel City Products, Inc. ("SCPI") subsidiary. With the sale of Dowling's, management has determined that the carrying value of the loans may not be appropriate.

Therefore additional time is requested to resolve these open issues and properly reflect the significance of the proposed transactions on the financial statements.

The Company expects to file its Form 10-K within fifteen days following the due date.






                                    12b25-1

                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

   Mr. Maarten Hemsley                        781                  934-2219
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Steel City Products, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 26, 2000           By:   /s/  Maarten Hemsley
      ------------------------     ---------------------------------------------
                                   Name:  Maarten Hemsley
                                   Title: President and
                                          Chief Financial Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    12b25-2

                            ATTACHMENT TO FORM 12B-25
PART IV (3):

The Company expects the earning statements in its subject report to reflect the following approximate results (dollar amounts in thousands):

                                                         Fiscal Year         Fiscal Year
                                                            Ended              Ended
                                                       February 29, 2000  February 28, 1999
                                                       -----------------  -----------------
Sales                                                    $        20,142    $        18,092
                                                         ===============    ===============
Income (loss) before undistributed
 earnings of investment in affiliate
   and income taxes:                                     $           256    $           (35)
Undistributed earnings of investment in affiliate                    204                196
Current income tax expense                                           (10)                (8)
                                                         ---------------    ---------------
Net income                                               $           450    $           153
                                                         ---------------    ---------------


Effect of Series A Preferred Stock dividends                      (1,014)            (1,014)
                                                         ---------------    ---------------

Net loss                                                 $          (564)   $          (861)
                                                         ===============    ===============

Net loss attributable to common
   stockholders after preferred stock dividends          $         (0.17)   $         (0.27)
                                                         ===============    ===============


Sales improved by approximately $2.0 million due principally to additional sales to one significant customer which had acquired additional stores through a merger. Gross profits increased by $551,000 due to increased revenues and higher margins received on certain product lines. Some of the increase in gross profits was offset by higher administrative expenses in the current year and higher interest expense due to an interest rate increase and generally higher borrowing levels.




                                    12b25-3